October 7, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Roger Schwall

Re:	San Juan Basin Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-08032
Dr. Mr. Schwall,
     San Juan Basin Royalty Trust acknowledges receipt of the letter dated September 28, 2010, containing comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or advise the Staff of when we will provide our responses. We respectfully request an extension to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and complete our responses. We expect to provide our responses to the Comment Letter no later than October 28, 2010.
     Please direct any questions or comments regarding the foregoing to me at 817-735-0938 or Michael L. Malone of Greenberg Traurig, LLP at 214-665-3691.

Sincerely, San Juan Basin Royalty Trust
By:	/s/ Lee Ann Anderson
Lee Ann Anderson
Vice President and Senior Trust Officer

cc:     Michael L. Malone, Greenberg Traurig, LLP